Filed Pursuant to Rules 424(b)(3)

Registration No. 333-130362

Prospectus Supplement No. 1 dated May 31, 2006

(to Prospectus dated January 8, 2006)

Encore Capital Group, Inc.

$100,000,000

3.375% Convertible Senior Notes due September 19, 2010 and up

to 4,476,780 shares of Common Stock Issuable Upon

Conversion of the Notes

Our prospectus dated January 8, 2006 relating to the offer for resale by certain selling securityholders of up to $100,000,000 aggregate principal amount of 3.375% Convertible Senior Notes due September 19, 2010 of Encore Capital Group, Inc. and the shares of our common stock issuable upon conversion of the notes, is hereby supplemented to include the following information in the “Selling Securityholders” section on pages 60-62 of the prospectus. This prospectus supplement, together with the prospectus listed above, is to be used by the named selling securityholders in connection with the offer and sale of the above referenced securities.

Selling Securityholders

The table appearing in the “Selling Securityholders” section of the prospectus is hereby amended to reflect the following changes:

Full Legal Name of Selling Securityholder	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold ($) (1)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock That May Be Sold (2)	Percentage of Common Stock Outstanding (%) (3)
CNH CA Master Account, LP (4)	35,425,000	35.4%	1,585,899	6.5%
A DBAG London (5)	54,325,000	54.3%	2,432,011	9.7%

A= An affiliate of a broker dealer

(1)	Although the total holdings of the selling securityholders listed in the registration statement exceeds $100,000,000 (aggregate principal amount of notes outstanding), the aggregate principal amount of notes outstanding has not been and will not be increased. We believe that the excess described above reflects the fact that certain selling securityholders have transferred unregistered notes without notifying us.
(2)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 44.7678 for each $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of notes—Conversion rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 22,775,978 shares of common stock outstanding as of April 24, 2006. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.
(4)	CNH CA Master Account, LP registered $31,925,000 of notes in the original prospectus under the name CNH Master Account, LP. This supplement reflects a change in the securityholder’s name and an increase of $3,500,000 in the total amount registered for such securityholder. CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over the registrable securities. Investment principals for the advisor are Robert Krail, Mark Mitchell, and Todd Pulvino.
(5)	DBAG London registered $32,295,000 of notes in the original prospectus. This supplement reflects an increase of $22,030,000 in the total amount registered for such securityholder. In addition, in its initial questionnaire DBAG London designated itself as a Broker Dealer; however, in its subsequent questionnaire DBAG London has designated itself as an affiliate of a Broker Dealer. We have revised the table accordingly.